02040718

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
June 07, 2002

P.S.

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Press Release

Moscow, June 7, 2002 - Wimm-Bill-Dann Foods OJSC intends to finalize the deal to acquire the controlling stake in Kharkovsky Dairy OJSC (Kharkov, Ukraine).

Kharkov Dairy OJSC will become Company's second Ukrainian dairy plant (Kiev City Dairy Plant №3 was acquired in 2001). Therefore, the total number of manufacturing facilities will reach 18.

Wimm-Bill-Dann experts are in the final stages of concluding the transaction and receiving the necessary approvals from the Ukrainian authorities.

The deal will not be finalized unless approved by the authorities.

Press Center
Wimm-Bill-Dann Foods OJSC
16 Yauzsky Boulevard, Moscow, Russia
Phone: +7 095 733-9726/9727
Fax: +7 095 733-9725
www.wbd.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________

Name: Sergey A. Plastinin

Title: Chairman of the Management Board

Date: June 07, 2002